Filed Pursuant to Rule 253(g)(2)
File No. 024-11140

FUNDRISE REAL ESTATE INVESTMENT TRUST, LLC

SUPPLEMENT NO. 23 DATED MARCH 15, 2022
TO THE OFFERING CIRCULAR DATED JULY 2, 2021

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Real Estate Investment Trust, LLC (“we”, “our” or “us”), dated July 2, 2021 and filed by us with the Securities and Exchange Commission (the “Commission”) on July 6, 2021 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisition;
•	Asset update.

Asset Acquisition

BC1 Controlled Subsidiary – Georgetown, TX

On March 9, 2022, we acquired ownership of a “wholly-owned subsidiary”, FR Berry Creek, LLC (the “BC1 Controlled Subsidiary”), for an initial purchase price of approximately $10,568,000, which is the initial stated value of our equity interest in the BC1 Controlled Subsidiary (the “BC1 Investment”). The BC1 Controlled Subsidiary used the proceeds from the BC1 Investment to close on the acquisition of an approximately 73 acre property generally located at the NEC of Bonnet Lane & Highway 195, Georgetown, TX 78633 (the “BC1 Property”). The closing of both the initial BC1 Investment and the BC1 Property occurred concurrently.

The BC1 Controlled Subsidiary is managed by us.

Pursuant to the agreements governing the BC1 Investment, we have authority for the management of the BC1 Controlled Subsidiary, including the BC1 Property. In addition, an affiliate of our sponsor earned an acquisition fee of approximately 2.0% of the BC1 Investment, paid directly by the BC1 Controlled Subsidiary.

The BC1 Property was acquired for a purchase price of approximately $10,568,000, which includes closing costs and the acquisition fee of approximately $1,139,000. We anticipate additional hard and soft costs of approximately $9,768,000 and $2,707,000, respectively, for approvals, permitting and construction of 184 finished lots (the “Finished Lots”).

In conjunction with the closing of the BC1 Investment, we entered into a construction agreement (the “Construction Agreement”) with a national homebuilder (the “Homebuilder”) in which the Homebuilder has agreed to deliver the Finished Lots at a predetermined price. We also entered into an option agreement (the “Purchase Option Agreement”) with the Homebuilder that provides the Homebuilder the option, but not the obligation, to purchase the Finished Lots at a fixed monthly schedule. To maintain the option, the Homebuilder has agreed to pay the BC1 Controlled Subsidiary a monthly payment, calculated based on the BC1 Controlled Subsidiary’s outstanding equity in the project during the preceding month, at a rate equal to 10.5% per annum. Additionally, the Homebuilder has also agreed to immediately deposit 15% of the final Finished Lots purchase price. Should the Homebuilder default or terminate the Purchase Option Agreement, this deposit would become nonrefundable. Ultimately, the intent of the Construction Agreement and the Purchase Option Agreement, when taken in the aggregate, is to generate a predictable stream of recurring income for the BC1 Controlled Subsidiary through the creation of new housing inventory.

The following table contains underwriting assumptions for the BC1 Property. Assumptions are presented at the asset level. All of the values in the table below are assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Asset Name	Projected Hard Costs	Projected Soft Costs	Projected Hold Period
BC1 Property	$9,768,000	$2,707,000	48 months

Please note that past performance is not indicative of future results, and these underwriting assumptions may not reflect actual performance. Any assumptions on the performance of any of our assets may not prove to be accurate. Investing in Fundrise Real Estate Investment Trust, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Asset Update

Senior Mortgage Loan - 1923 9th St NW, LLC

On June 4, 2018, we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our Sponsor (“Fundrise Lending”), a first mortgage construction loan with a maximum principal balance of $6,630,000 (the “1923 9th St NW Senior Loan”). The borrower, 1923 9th Street NW, LLC, a Delaware limited liability company (the “Borrower”), used the loan proceeds to recapitalize 3,144 square feet of land with the intention to develop a 10,171 square foot mixed-use property comprised of seven residential for-sale condominium units and two retail condominium units, at 1923 9th St NW, Washington, DC 20001 (the “1923 9th St NW Property”). Details of the acquisition can be found here.

The Borrower broke ground in Q2 2018 and in Q1 2020 the 1923 9th St NW Property was completed.  The residential units were to be listed for sale on a staggered basis shortly after completion.  The first residential units were listed for sale in February 2020, however, the units did not sell immediately.   The units ultimately went unsold through March 2020, largely due to the Borrower overshooting the listing prices, and ultimately leading to a default on the 1923 9th St NW Senior Loan. Due to the COVID-19 pandemic, marketing efforts were stalled and eventually pricing of all of the residential units was revised.  Pricing was reduced, as necessary, to yield interest from buyers, and by February 2021 all of the residential units were sold, allowing the Borrower to pay down a portion of the principal and outstanding accrued interest.

The retail condo units were marketed for sale and for lease throughout the construction period prior to the COVID-19 pandemic, but the units yielded minimal interest.  This trend continued as the pandemic unfolded.  Retail values were also materially impacted as a result.  We worked with brokers and appraisers to determine values for the retail condo units, and the aggregate values came in consistently below the outstanding principal and interest of the loan.  In light of this, we determined that the value of the retail condo units would not yield enough net proceeds to cover the outstanding principal and interest for the foreseeable future.

In lieu of a foreclosure, we agreed to release the Borrower from its outstanding obligations via a short sale if it could locate a buyer willing to pay at or above our determined market value of the retail units.  The Borrower located a buyer, and on March 9, 2022, the two retail condominium units were sold to a third party buyer at a price that allowed us to recoup $1,400,000 of approximately $2,849,000 of outstanding principal and accrued interest. All told, factoring in interest payments, principal paydowns, and legal fees incurred in connection with the short sale, we recognized an internal rate of return of approximately 1.7% on the 1923 9th St NW Senior Loan.

The returns for the 1923 9th St NW Senior Loan are a direct result of timing relative to a true black swan event in the COVID-19 pandemic.  The COVID-19 pandemic affected many industries, including real estate, and created uncertainty that ultimately affected the Borrower’s ability to successfully dispose of the units at 1923 9th St NW Property.  Additionally, though more clarity evolved in the residential housing market that resulted in successful sales of the residential units, the retail market has been and continues to be affected by the pandemic.